UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

ChinaEDU Corporation
(Name of Issuer)

Ordinary Shares in the form of American Depositary Shares
(Title of Class of Securities)

16945L107
(CUSIP Number)

Trent Stedman
799 Central Avenue
Suite 350
Highland Park, Illinois 60035
(201) 793-0515
               (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Michael A. Schwartz
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
(212) 728-8000

February 4, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 2 OF 9

1		NAMES OF REPORTING PERSONS. New Vernon Aegir Master Fund Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 3 OF 9

1		NAMES OF REPORTING PERSONS. New Vernon Investment Management LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON IA

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 4 OF 9

1		NAMES OF REPORTING PERSONS. New Vernon Partners LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON IA

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 5 OF 9

1		NAMES OF REPORTING PERSONS. Trent Stedman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 6 OF 9

1		NAMES OF REPORTING PERSONS. Thomas Patrick
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 7 OF 9

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Schedule 13D (the “Original 13D”) originally filed with the Securities and Exchange Commission (the “Commission”) on April 25, 2011 by New Vernon Aegir Master Fund Ltd., New Vernon Investment Management LLC, New Vernon Partners LLC, Trent Stedman and Thomas Patrick (collectively, the “Reporting Persons”), as amended by Amendment No. 1 thereto dated May 23, 2011 (“Amendment No. 1”), Amendment No. 2 thereto dated August 17, 2011 (“Amendment No. 2”), Amendment No. 3 thereto dated December 7, 2012 (“Amendment No. 3”) and Amendment No. 4 thereto dated January 11, 2013 (“Amendment No. 4”).  Amendment No. 2 was effected through the filing of a separate Schedule 13D (the “Group 13D”) on August 17, 2011 by the Reporting Persons, the Lake Union Parties and the Columbia Pacific Parties (as such terms are defined in Amendment No. 2).  The Group 13D was subsequently amended on each of October 14, 2011, December 12, 2011, December 15, 2011, January 12, 2012, May 7, 2012, July 9, 2012 and August 17, 2012 (such amendments, the “Group Amendments”).  This Amendment No. 5 amends and supplements the Original 13D as such Original 13D was amended by Amendment No. 1; with respect to the Reporting Persons, by Amendment No. 2 and the Group Amendments; and by Amendment No. 3 and Amendment No. 4 (as so amended, the “Schedule 13D”).

Capitalized terms used but not defined herein shall have the meanings ascribed to them in Amendment No. 4.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended by inserting the following at the end thereof:

On February 4, 2013 (the “Second Closing Date”), the Second Closing was consummated, pursuant to which the Company purchased from the Sellers all remaining ADSs that were beneficially owned by them (from New Vernon Aegir Master Fund Ltd., 1,446,935 ADSs, representing 4,340,805 underlying Ordinary Shares; from Trent Stedman, 8,718 ADSs, representing 26,154 underlying Ordinary Shares; and from Thomas Patrick, 115,299 ADSs, representing 345,897 underlying Ordinary Shares), in each case for a price of $5.60 per ADS.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as set forth below:
(a)            As a result of the transactions described in Item 4, none of the Reporting Persons beneficially own any Ordinary Shares as of the date hereof.

(b)            As a result of the transactions described in Item 4, none of the Reporting Persons has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition of any Ordinary Shares as of the date hereof.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 8 OF 9

(c)            The response to Item 4 above is incorporated herein by reference.

(d)            Not applicable.

(e)           As a result of the transactions described in Item 4, the Reporting Persons ceased to beneficially own Ordinary Shares of the Company on the Second Closing Date.  Accordingly, the Reporting Persons no longer may be deemed constitute a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and Rule 13d-5(b)(1) thereunder) with the Lake Union Parties and the Columbia Pacific Parties with respect to the beneficial ownership of Ordinary Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On February 4, 2013, the Reporting Persons provided notice of termination of their obligations under that certain Joint Filing Agreement (the “2011 Joint Agreement”), dated as of August 16, 2011, by and among the Reporting Persons and the other parties listed therein, to such other parties pursuant to Section 5 thereof.  A copy of the 2011 Joint Agreement is annexed as Exhibit 99.1 to the Group 13D.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 9 OF 9

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2013

New Vernon Aegir Master Fund Ltd.
By: New Vernon Partners LLC

/s/ Trent Stedman
Name: Trent Stedman

Dated: February 7, 2013
New Vernon Investment Management LLC

/s/ Trent Stedman
By: Trent Stedman

Dated: February 7, 2013
New Vernon Partners LLC

/s/ Trent Stedman
By: Trent Stedman

Dated: February 7, 2013

/s/ Trent Steadman
Name: Trent Stedman

Dated: February 7, 2013

/s/ Trent Steadman
Name: Trent Stedman, Authorized Signatory for Thomas Patrick